UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 15, 2023

RF ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41332	61-1991323
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 Somerset, #05-06

Singapore 238164

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +65 6904 0766

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, one redeemable warrant, and one right to receive one-tenth of one share of Class A Common Stock	RFACU	The Nasdaq Stock Market LLC

Share of Class A Common Stock, par value $0.0001 per share	RFAC	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	RFACW	The Nasdaq Stock Market LLC

Rights, each right receives one-tenth of one share of Class A Common Stock	RFACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Second Amendment to Merger Agreement

As previously disclosed in our Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2023 and December 7, 2023, RF Acquisition Corp., a Delaware corporation (“SPAC”) entered into an agreement and plan of merger, dated October 18, 2023, (as amended by that certain First Amendment to Merger Agreement, dated December 1, 2023, and as it may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with GCL Global Holdings Ltd, a Cayman Islands exempted company limited by shares (“PubCo”), Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global” or the “Company”), and, for the limited purposes set forth therein, RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”).

On December 15, 2023, the parties to the Merger Agreement entered into that certain Second Amendment to Merger Agreement (the “Amendment”) pursuant to which the parties agreed to (i) extend the deadline for the Company to complete the Restructuring (as defined in the Merger Agreement) and to deliver the Audited Company Financials (as defined in the Merger Agreement), in each case, until January 31, 2024, (ii) to permit the Company’s incurrence of bank financing for the purpose of making acquisitions during the Interim Period (as defined in the Merger Agreement), and (iii) to permit the Company to make acquisitions during the Interim Period.

The foregoing description of the Amendment is not complete and is subject to and qualified in its entirety by reference to the Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1, and the terms of which are incorporated by reference herein.

Important Information for Investors and Shareholders

This document relates to a proposed transaction among SPAC, PubCo and the Company. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PubCo intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SPAC Shareholders. SPAC and PubCo also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SPAC through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

SPAC, PubCo, the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. A list of the names of the respective directors and executive officers of SPAC, PubCo and the Company, and information regarding their interests in the business combination, will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

All statements contained in this Current Report on Form 8-K other than statements of historical facts, contain certain statements that are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “may” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean a statement is not forward looking. Indications of, and guidance or outlook on, future earnings, dividends or financial position or performance are also forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Most of these factors are outside SPAC’s and the Company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; (ii) the outcome of any legal proceedings that may be instituted against SPAC and/or the Company following the announcement of the Merger Agreement and the transactions; (iii) the inability to complete the proposed transactions, including due to failure to obtain approval of the stockholders of SPAC, certain regulatory approvals, or the satisfaction of other conditions to Closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the inability to maintain the listing of SPAC shares on the Nasdaq Stock Market following the proposed transactions; (vi) the risk that the proposed transactions disrupt the Company’s current plans and operations as a result of the announcement and consummation of the proposed transactions; (vii) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, and the ability of the Company to retain its key employees; (viii) costs related to the proposed transactions; (ix) changes in applicable laws or regulations; and (x) the possibility that the Company or SPAC may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is included under the heading “Risk Factors” in the Registration Statement to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in SPAC’s Annual Report on Form 10-K filed with the SEC on April 26, 2023, and the Quarterly Reports on Form 10-Q filed with the SEC on May 26, 2023, August 23, 2023 and November 14, 2023, respectively. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained herein. All subsequent written and oral forward-looking statements concerning SPAC, PubCo and the Company, the transactions or other matters attributable to SPAC, PubCo, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SPAC, PubCo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Item 9.01 Exhibits.

(d)	Exhibits.

Exhibit	Description
2.1	Second Amendment to Merger Agreement dated as of December 15, 2023, by and among RF Acquisition Corp., GCL Global Holdings Ltd, Grand Centrex Limited, GCL Global Limited and RF Dynamic LLC
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RF Acquisition Corp.

By:	/s/ Tse Meng Ng
Name:	Tse Meng Ng
Title:	Chief Executive Officer

Date: December 18, 2023

Exhibit 2.1

SECOND AMENDMENT TO MERGER AGREEMENT

This SECOND AMENDMENT TO MERGER AGREEMENT (this “Amendment”), dated as of December 15, 2023, is entered into by and among (i) RF Acquisition Corp., a Delaware corporation (“SPAC”), (ii) GCL Global Holdings LTD, a Cayman Islands exempted company limited by shares (“PubCo”), (iii) Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), (iv) GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global”) and (v) for the limited purposes set forth herein, RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”).

RECITALS

WHEREAS, SPAC, PubCo, GCL BVI, GCL Global and Sponsor entered into that certain Agreement and Plan of Merger dated as of October 18, 2023 (the “Original Agreement”);

WHEREAS, the Original Agreement was amended by the First Amendment to Merger Agreement (the “First Amendment”) dated as of December 1, 2023 (the Original Agreement as amended by the First Amendment is referred to herein as, the “Merger Agreement”);

WHEREAS, the Parties hereto wish to make certain additional amendments to the Merger Agreement as set forth in this Amendment; and

WHEREAS, in accordance with Section 11.11 of the Merger Agreement, the parties hereto wish to make certain amendments to the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.        Definitions. Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Merger Agreement.

2.        Amendment to Section 2.1(a) of the Merger Agreement. Section 2.1(a) of the Merger Agreement is hereby deleted and replaced with the following:

“(a) Restructuring. As soon as reasonably practicable on or before January 31, 2024, GCL BVI and GCL Global shall, and shall cause the GCL Companies to, complete the Restructuring.”

3.    Amendment to Section 6.1(h) of the Merger Agreement. Section 6.1(h) of the Merger Agreement is hereby deleted and replaced with the following:

“(h) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the equity or assets of, any corporation, partnership, association, joint venture or other business organization or division thereof, other than any such acquisitions, mergers, consolidations or purchases undertaken by the Company or one of its Subsidiaries or Affiliates using Acquisition Financing upon no less than thirty (30) days’ prior written notice to SPAC.”

4.     Amendment to Section 6.1(n) of the Merger Agreement. Section 6.1(n) of the Merger Agreement is hereby deleted and replaced with the following:

“(n)  incur, assume or guarantee any Indebtedness for borrowed money, the principal amount of which does not exceed $1,000,000 in the aggregate provided that, there shall be no dollar limit on new Indebtedness that, by its terms, will convert into equity securities as part of the Private Placement prior to the Initial Merger Effective Time nor shall any such Indebtedness count for purposes of this $1,000,000 limit; provided further, that any such convertible debt shall constitute Transaction Financing and be applied towards Minimum Cash. Notwithstanding anything to the contrary herein, there shall be no dollar limit on new Indebtedness borrowed from banks or banking institutions used for the limited and specific purposes of acquisition of one or more entities by the Company or one of its Subsidiaries or Affiliates for strategic reasons, as reasonably determined by the Company (“Acquisition Financing”); and that the Company has no discretion to use such Acquisition Financing for any other purposes; provided further, that such Acquisition Financing shall not count for purposes of this $1,000,000 limit, and shall not be applied towards Minimum Cash;”

5.     Amendment to Section 6.5 of the Merger Agreement. Section 6.5 of the Merger Agreement is hereby deleted and replaced with the following:

“Section 6.5 PCAOB AUDITED FINANCIALS. The Company shall use commercially reasonable efforts to deliver true and complete copies of the Audited Company Financials not later than January 31, 2024.”

6.    No Other Amendments; Effect of Amendment. Except for the amendments expressly set forth in this Amendment, the Merger Agreement shall remain unchanged and in full force and effect. This Amendment shall form a part of the Merger Agreement for all purposes, and the parties thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.

7.        Further Assurance. Each party hereto shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions and matters contemplated by this Amendment.

8.       Miscellaneous. Sections 11.1, 11.7, 11.13, 11.14, 11.15 and 11.16 of the Merger Agreement shall apply, mutatis mutandis, to this Amendment.

[The remainder of this page intentionally left blank; signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

“SPAC”

RF ACQUISITION CORP.

By:	/s/ Tse Meng Ng
Name: Tse Meng Ng
Title: Chief Executive Officer

“SPONSOR”

RF DYNAMIC LLC.

By:	/s/ Tse Meng Ng
Name: Tse Meng Ng
Title: Manager

Signature Page to Second Amendment to Merger Agreement

“PUBCO”

GCL GLOBAL HOLDINGS LTD

By:	/s/ Choo See Wee
Name: Choo See Wee
Title: Director

“GCL BVI”

GRAND CENTREX LIMITED

By:	/s/ Choo See Wee
Name: Choo See Wee
Title: Director

“GCL GLOBAL”

GCL GLOBAL LIMITED

By:	/s/ Choo See Wee
Name: Choo See Wee
Title: Director